

October 4, 2013

<u>Via E-mail</u>
James R. Emmons
Chief Executive Officer
Numbeer, Inc.
7660 Pebble Drive
Fort Worth, TX 76118

> **Re:** **Numbeer, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed September 20, 2013**
> **File No. 000-54357**

Dear Mr. Emmons:

We have reviewed your responses to the comments in our letter dated August 6, 2013 and have the following additional comments.

<u>General</u>

1. We note that you have filed a preliminary information statement. Please note that comments on the preliminary information statement will be sent under separate cover.

2. Your amended document should include a copy marked to show changes from the prior filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T.

<u>Certain Relationships, Related Party Transactions, and Director Independence, page 22</u>

3. Please revise this section to disclose the amount of principal paid during the period and the amount of accrued interest related to your convertible debt which occurred in April 2012. Refer Item 404(a) of Regulation S-K.

<u>Item 4.01 Changes in Registrant's Certifying Accountant, page 27</u>

4. We note that the revised exhibit 16 letter included with your amendment references your Form 8-K/A dated September 10, 2013. Given that your 8-K is dated September 20, 2013, please revise to include an updated letter from your former auditor referencing the correct date of your Form 8-K/A.

5. We note your response to our prior comment 14. As originally requested, please revise to disclose whether, during any subsequent interim period <u>through the date your new auditor</u>

was engaged (e.g. May 22, 2013), you had any consultations with Weaver and Tidwell regarding either: the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on your financial statements, and any matter that was either the subject of a disagreement or a reportable event. Refer to Item 304(a)(2) of Regulation S-K.

You may contact Heather Clark at (202) 551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Margaret E. Holland
        Holland, Johns, & Penny, L.L.P.